File No.82-5139

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CYBIRD

URL : http://www.cybird.co.jp/english/investor/index.html

JASDAQ

RECEIVED
2004 DEC 30 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

December 21, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

[redacted]
04046995

SUPPL

Notice regarding Issue of New Shares and Transfer of Subsidiary

Tokyo, Japan, December 21, 2004 --- The Board of Directors of DMOVE Co., Ltd. (a 52.50% owned consolidated subsidiary of CYBIRD Co., Ltd.), decided to make a new share issue in a meeting held on December 21, 2004. The increase in capital will reduce CYBIRD's ownership ratio, resulting in DMOVE no longer qualifying as a consolidated subsidiary.

1. Outline of Subsidiary (Before Transfer)

(1) Company name: DMOVE Co., Ltd.

(2) Main business: Moving image/moving image archive/live image planning and production, content planning and consulting related to mobile phones

(3) Establishment: February 22, 2002

(4) Head office: IMAGICA Shinagawa Production Center, 3-13-6 Higashi Shinagawa, Shinagawa-ku, Tokyo

(5) Representative: Yoshiaki Yabuuchi, President and CEO

(6) Paid-in capital: ¥50 million

(7) Major shareholder and stake: CYBIRD Co., Ltd. (52.50%), IMAGICA Corp. (47.50%)

(8) Shares issued: 1,000

(9) Fiscal year end: March

(10) Business performance in the most recent fiscal years

	Fiscal year ended March 2004	Fiscal year ended March 2003
Net sales	¥24 million	¥18 million
Total assets	¥26 million	¥40 million
Shareholders' equity	¥24 million	¥34 million

2. New Share Issue Summary

(1) Type and number of shares issued: 200 common shares

(2) Issuing price: ¥50,000 per share

(3) Total issue amount: ¥10 million

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

<Translation>

(4)	Allotments:	CYBIRD	¥3 million (30%)
		IMAGICA	¥7 million (70%)
(5)	Subscription date:		December 22, 2004
(6)	Settlement date:		December 24, 2004

3. CYBIRD's Total Voting Rights and Share Ownership Before and After Share Transfer

		(Before Transfer)	(After Transfer)
(1)	CYBIRD's voting rights	525 rights	585 rights
	(CYBIRD's share ownership	525 shares	585 shares)
(2)	Total voting rights	1,000 rights	1,200 rights
	(total number of shares issued	1,000 shares	1,200 shares)
(3)	CYBIRD's share of voting rights	52.50%	48.75%
	(proportion of all shares issued	52.50%	48.75%)

4. Reason for Sale of Shares and Date

(1) Reason:

DMOVE was jointly founded in February 2002 by CYBIRD and leading moving image technology service provider IMAGICA to develop a moving image-based digital content business for next-generation mobile phones. CYBIRD intends to raise further investment capital to utilize resources of IMAGICA effectively and strengthen processing and delivery business of moving image.

(2) Date: December 27, 2004 (conclusion of share transfer contract)

5. Impact on CYBIRD's Earnings Forecasts

Although DMOVE will cease to be a consolidated subsidiary and be accounted for by the equity method as of the second half of the current fiscal year, the Company expects the impact on consolidated performance to be minimal. Therefore, CYBIRD will not revise its consolidated earnings forecasts for the fiscal year ending March 2005 announced on November 17, 2004.

(End of document)